SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 11-K
(Mark One)
    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE Securities EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ____________ to ______________
Commission file number: 1-8993
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

    White Mountains Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    White Mountains Insurance Group, Ltd.
    23 South Main Street
    Hanover, NH 03755

REQUIRED INFORMATION

1.Not applicable.

2.Not applicable.

3.Not applicable.

4.The White Mountains Retirement Plan (the "Plan"), is subject to the requirements of the Employee Retirement lncome Security Act of 1974 ("ERISA"). Pursuant to Section 103 of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants and met the audit waiver conditions for the plan year beginning January 1, 2021. Attached hereto is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500 that the Plan has filed or will file with the Employee Benefits Security Administration.

Summary Annual Report and Schedule I to the Form 5500

SUMMARY ANNUAL REPORT FOR
WHITE MOUNTAINS RETIREMENT PLAN

This is a summary of the annual report for the White Mountains Retirement Plan (Employer Identification Number 57-1163892, Plan Number 001) for the plan year 01/01/2021 through 12/31/2021. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $726,199. These expenses included $1,392 in administrative expenses and $724,807 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 78 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $38,094,818 as of the end of the plan year, compared to $32,308,414 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $5,786,404. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $6,512,603, including employer contributions of $808,078, employee contributions of $1,028,983 and earnings from investments of $4,579,165.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2021 and therefore has not had an audit performed.

The plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at https://www.dol.gov/agencies/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call the office of Human Resource Department, who is a representative of the plan administrator, at 23 South Main Street Suite 3B, Hanover, NH 03755 and phone number, 603-640-2200. The charge to cover copying costs will be $5.00 for the full annual report, or $0.25 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan: 23 South Main Street Suite 3B, Hanover, NH 03755, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Paperwork Reduction Act Statement

According to the Paperwork Reduction Act of 1995 (Pub. L. 104-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB control number. See 44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid OMB control number. See 44 U.S.C. 3512.

The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the OMB Control Number 1210-0040.

OMB Control Number 1210-0040 (expires 07/31/2023)

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▸ **File as an attachment to Form 5500.**	**2021** **This Form is Open to Public Inspection**

For calendar plan year 2021 or fiscal plan year beginning 01/01/2021 and ending 12/31/2021

A Name of plan White Mountains Retirement Plan	B Three-digit plan number (PN) ▸ 001
C Plan sponsor's name as shown on line 2a of Form 5500 White Mountains Capital, LLC	D Employer Identification Number (EIN) 57-1163892

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	32,308,414	38,094,818
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	32,308,414	38,094,818
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	808,078	
(2) Participants	2a(2)	1,028,983	
(3) Others (including rollovers)	2a(3)	96,377	
b Noncash contributions	2b		
c Other income	2c	4,579,165	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		6,512,603
e Benefits paid (including direct rollovers)	2e	724,807	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	1,392	
i Other expenses	2i		
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		726,199
k Net income (loss) (subtract line 2j from line 2d)	2k		5,786,404
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		3,931,616
e Participant loans	3e	X		50,902
f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

For Paperwork Reduction Act Notice, see the Instructions for Form 5500. **Schedule I (Form 5500) 2021** v. 201209

SIGNATURES
    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITE MOUNTAINS RETIREMENT PLAN
DATED: June 14, 2022	By:	/s/ Wesley Bell Wesley Bell Authorized Representative